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                                                Exhibit 20.1


BULLETIN

FROM:
FRB                                    LEXINGTON CORPORATE PROPERTIES, INC.
                                       355 LEXINGTON AVENUE
The Financial Relations Board, Inc.    NEW YORK, NY 10017

FOR FURTHER INFORMATION

AT THE COMPANY       AT FINANCIAL RELATIONS BOARD
- --------------       ----------------------------
T. Wilson Eglin      Laurie Dascal     Stephanie Mishra   Judith Sylk-Siegel
President            (General Info.)   (Analyst Info.)    (Media Info.)
(212) 692-7260       (212) 616-8030    (703) 960-7255     (212) 661-8030


FOR IMMEDIATE RELEASE
- ---------------------
May 23, 1996


         LEXINGTON CORPORATE PROPERTIES, INC. ACQUIRES HEADQUARTERS OF
                         NORTHWEST PIPELINE CORPORATION


New York, NY (May 23, 1996) -- Lexington Corporate Properties, Inc. (NYSE:
LXP), a real estate investment trust, announced today that the Company has acquired the headquarters of Northwest Pipeline Corporation for $59.0 million, consisting of the assumption of $37.4 million of first mortgage debt and the issuance of $21.5 million of partnership interests in one of Lexington's subsidiary partnerships and 9,000 shares of Lexington common stock.

THE PROPERTY
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The property, a 295,000 square foot, four story, Class-A office building and a
600 car parking garage located in Salt Lake City, Utah, is 100% occupied by Northwest Pipeline Corporation. The senior unsecured debt of Northwest Pipeline is currently rated BBB by Standard & Poors and Baa1 by Moody's.


                                     -more-

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The property is subject to a net lease which extends until September 30, 2009, subject to two renewal options for a total of 19 years and is located on land leased through September 17, 2018, subject to a ten year renewal option. During 1996, the property is expected to generate approximately $8.16 million of rental revenue, net of payments under the land lease.

The property is subject to two mortgage notes which have a total outstanding principal balance of approximately $37.4 million. The first note has an outstanding principal balance of approximately $14.0 million, bears interest at 7.87% per annum and requires quarterly debt service payments of $524,724 which will fully amortize the first note at maturity on October 1, 2005. The second note has an outstanding principal balance of approximately $23.4 million, bears interest at 12.9% per annum and requires quarterly debt service payments of $1,079,200 which will fully amortize the second note balance at maturity on October 1, 2005. The second note may be prepaid commencing on October 1, 1997, subject to a 4.75% prepayment penalty.

The annual net rent generated from the property in 1996 of $8.16 million will exceed the total debt-service payments of $6.42 million by $1.74 million.

THE EXCHANGE

The transaction was effected as an exchange of property for approximately 1,715,300 units in one of Lexington's subsidiary partnerships. The holders of the units will receive quarterly distributions of $.165 per unit through 1997 and $.27 per unit thereafter. Annual distributions to such unitholders will approximate $1.13 million through 1997 and $1.85 million commencing in 1998. The units become exchangeable for Lexington common stock, on a one-for-one basis, beginning on the second anniversary of the transaction.

In addition, 114,006 units and 9,000 shares of Lexington common stock were issued in exchange for the contribution of certain contractual rights. These units and the stock will require additional distributions of approximately $133,000 per year.

Lexington Corporate Properties, Inc. is a self-managed and self administered real estate investment trust that owns and manages a diverse portfolio of 29 triple-net-lease properties, and minority interests in two additional properties, which are located in 18 states, including warehouses, distribution centers, manufacturing facilities and office and retail properties. Shares of Lexington common stock closed Wednesday, May 22, 1996, at $11.75 per share. Lexington, which pays a current annual dividend of $1.08 per share, has approximately 9.37 million shares outstanding and approximately 2.16 million operating partnership units outstanding which are exchangeable into common stock on a one-for-one basis at certain points in the future.

                                    # # #

TO RECEIVE ADDITIONAL INFORMATION ON LEXINGTON CORPORATE PROPERTIES, VIA FAX AT NO CHARGE, DIAL 1-800-PRO-INFO AND ENTER COMPANY CODE 093 OR TICKER SYMBOL LXP.